SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
CORPORATE TAXPAYER’S ID (CNPJ) no. 76.483.817/0001 -20
Publicly-held Company
CVM register no. 1431 - 1

Summary of the Minutes to the 52nd Annual general meeting

1. PLACE: Rua Coronel Dulcídio, n° 800, Curitiba - PR.

2. DATE AND TIME: April 27, 2007, at 2 p.m.

3. CALL NOTICE: Notice published in the Official Gazette of the State of Paraná, DCI – Commerce, Industry and Services Gazette and O Estado do Parana newspaper.

4. QUORUM: 91.16% (ninety-one point sixteen percent) of the voting capital stock, in addition to the shareholders representing 69.71% (sixty-nine point seventy-one percent) of the total shareholders owning preferred shares.

5. PRESIDING BOARD: JOÃO BONIFÁCIO CABRAL JÚNIOR – Chairman of the Board of Directors; JOZÉLIA NOGUEIRA BROLIANI – Chairman; RUBENS GHILARDI – CEO; MARLOS GAIO - Secretary.

6. AGENDA AND RESOLUTIONS TAKEN:

ITEM 1 – approval of the Management Report, balance sheets and other financial statements relative to year 2006;

ITEM 2 – approval of the Management Proposed Allocation of the Net Income Earned in Year 2006 of R$1,242,680,286.06 – and the payment of interest relative to the integration of capital and work and benefits to productivity relative to said year, as follows:

a) R$58,501,870.16 equivalent to 5% of the net income after adjustments from previous years for the formation of the Legal Reserve;

b) R$280,950,876.3 to be distributed as profit to shareholders, recorded in the financial statements of year 2006, to be paid within sixty (60) days after the holding of this Meeting, to the shareholders owning shares on April 27, 2007, distributed as follows: b.1) R$157,950,876.37 as dividends, of which R$0.55096 per one thousand common shares (ON); R$0.79739 per one thousand preferred shares class A (PNA); and R$0.60617 per one thousand preferred shares class B (PNB); and b.2) R$ 123,000,000.00, as interest on own capital, of which R$0.42905 per one thousand common shares (ON); R$0.61878 per one thousand preferred shares class A (PNA); and R$0.47204 per one thousand preferred shares class B (PNB), and on the interest on own capital will be levied the withheld income tax at a rate of 15% (fifteen percent) and after April 30, 2007 (also) the COPEL shares shall be traded ex-dividends and ex-interest;

c) R$830,584,656.60 corresponding to the remainder of the net income of year 2006 as Reserve for Profit Retention with the purpose of providing funds for the investment programs of the Company, and in 2006 its remaining amount, also, from previous year adjustments in the amount of R$72,642,882.93 of which R$ 43,417,882.93 correspond to, in accordance with the ANEEL Resolution no. 176 of November 11, 2005, the effects, net of income tax, of the recording of expenses incurred from the Research and Development Program (P&D) and from the Energy Efficiency Program (PEE), refereed to the period from 2001 to 2005, once there was not then any definition from ANEEL regarding the recording of such amounts; and R$29,225,000.00 corresponding to the regularization of the accounting balances relative to the Assistance and Pension Plans. The payment of R$51,680,979.84 relative to the interested related to the integration of the capital and work and benefits to productivity, based on Law no. 10,101 of December 19, 2000, and pursuant to the provisions of Article 7, item XI of the Constitution of the Republic, and specific Collective Labor Agreement.

ITEM 3 – approval of the Management Proposed Capital Stock Increase upon the full incorporation of the reserve for profit retention of 2004 and partial (99.98%) for the purpose of rounding of the amounts of year 2005, and said amount increasing from R$3,875,000,000.00 to R$4,460,000,000.00, without change in the amount of shares. The amendment to the Article 4 of Copel’s Bylaws was also authorized in view of the exercise of the right set forth in Paragraph 1, Article 7 of the Company’s Bylaws, by the shareholders, as a function of the conversion of PNA shares into PNB.

ITEM 4 – the following people were elected to the Company’s Board of Directors, for the 2007/2009 term of office: chairman, Mr. João Bonifácio Cabral Júnior, Brazilian citizen, married, lawyer, identity card (RG) 493.602 -SC, individual taxpayer’s ID (CPF/MF) 056.646.329 -68, resident and domiciled at Rua Alexandre Gutierrez, 223, apt. 51, in the city of Curitiba, State of Paraná, and as members Mr. Rubens Ghilardi, Brazilian citizen, married, economist, identity card (RG) 289.832/SSP -PR, individual taxpayer’s ID (CPF/MF) 159.118.109 -72, resident and domiciled at Rua Gov. Agamenon Magalhães, 770 - Tarumã, in the city of Curitiba, State of Paraná, as the Board’s Executive Secretary; Mr. Sérgio Botto de Lacerda, Brazilian citizen, divorced, lawyer, identity card (RG) 1.436.203 -7-PR, individual taxpayer’s ID (CPF/MF) 319.500.199 -34, resident and domiciled at Rua Conselheiro Laurindo,561, in the city of Curitiba, State of Paraná; Mrs. Laurita Costa Rosa, Brazilian citizen, single, Bachelor in Accounting Sciences, identity card (RG) 1.683.285 -5-PR, individual taxpayer’s ID (CPF/MF) 456.658.699 -53, resident and domiciled at Rua Comendador Fontana, 279, apt. 301, in the city of Curitiba, State of Paraná; Mr. Rogério de Paula Quadros, Brazilian citizen, maried, Bachelor in Economic Sciences, identity card (RG) 979.163 -PR, individual taxpayer’s ID (CPF/MF) 178.146.509 -68, resident and domiciled at Rua Sete de Setembro, 1036, Centro, in the city of Ponta Grossa, State of Paraná; Mr. Nildo Rossato, Brazilian citizen, married, technologist in rural administration, identity card (RG) 4.176.474 -0-PR, individual taxpayer’s ID (CPF/MF) 603.276.699 -34, resident and domiciled at Rua General Osório, 414, in the city of Cascavel, State of Paraná; Mr. Luiz Antonio Rodrigues Elias; Brazilian citizen, single, economist, identity card (RG) 2.662.224/RJ, individual taxpayer’s ID (CPF/MF) 549.900.767 -53, voter registration card no. 1.631.320.329, resident and domiciled at QI 23 – Condomínio Ecológico Village, 03 – casa 20, in the Federal District of Brasília; and Mr. Nelson Fontes Siffert Filho, Brazilian citizen, married, economist, identity card (RG) 05242076-7 – IFP, individual taxpayer’s ID (CPF/MF) 770.209.607 -15, resident and domiciled at Rua Timóteo da Costa, 1.100/704 - bl. 4, Leblon, in the city Rio de Janeiro, State of Rio de Janeiro; and Mr. Jorge Michel Lepeltier (elected pursuant to the Article 239 of the Brazilian Corporate Law, by the preferred shareholders), Brazilian citizen, economist, legally separated, identity card (RG) 3.919.557 -SSP/SP, individual taxpayer’s ID (CPF/MF) 070.190.688 -04, resident and domiciled at Rua Particular s/n, in the city of Mairiporã, State of São Paulo.

ITEM 5 – the following members were elected to the Fiscal Council for the 2006/2007 term of office: as sitting members: Mr. Antonio Rycheta Arten, Brazilian citizen, married, Bachelor in Accounting Sciences, identity card (RG) 947.610/PR, individual taxpayer’s ID (CPF/MF) 160.413.569 -72, resident and domiciled at Rua Machado de Assis, 290, apt. 703, in the city of Curitiba, State of Paraná; Mr. Nelson Pessuti, Brazilian citizen, legally separates, businessman, identity card (RG) 2.983.978/PR, individual taxpayer’s ID (CPF/MF) 231.030.869 -20, resident and domiciled at Rua Coronel José Carvalho de Oliveira, 763, in the city of Curitiba, State of Paraná; Mr. Heron Arzua, Brazilian citizen, married, lawyer, identity card (RG) 273.343 -PR, individual taxpayer’s ID 000.196.829 -72, resident and domiciled at Alameda Júlia da Costa, 1425, apt. 201, Bigorrilho, in the city of Curitiba, State of Paraná; Mr. Márcio Luciano Mancini (elected pursuant to the Article 240 of the Brazilian Corporate Law., by the common shareholder), Brazilian citizen, single, business administrator, identity card (RG) 24.458.714 -0-SP, individual taxpayer’s ID 268.791.478 -95, resident and domiciled at Rua Ana Telles Alves de Lima, 106, in the city of Campinas, State of São Paulo; and Mr. Marcelo Sabbagh Bahia (elected pursuant to the Article 239 of the Brazilian Corporate Law, by the preferred shareholders), Brazilian citizen, single, economist, identity card (RG) 11660207-9 IFP/RJ, individual taxpayer’s ID 051.671.857 -69, business address at Av. Presidente Wilson, 231 – 28° andar – Centro, in the city of Rio de Janeiro, State of Rio de Janeiro. As alternate members, respectively: Mr. Moacir José Soares, Brazilian citizen, married, accountant, identity card (RG) 737.213/PR, individual taxpayer’s ID 056.582.339 -68, resident and domiciled at Rua São Leopoldo, 194, in the city of Curitiba, State of Paraná; Mr. Serafim Charneski, Brazilian citizen, married, Bachelor in Accounting Sciences, identity card (RG) 448.804/PR, individual taxpayer’s ID 017.545.649 -68, resident and domiciled at Rua Hugo Kinzelmann, 40, in the city of Curitiba, State of Paraná; Mr. Maurílio Leopoldo Schmitt, Brazilian citizen, married, economist, identity card (RG) 691.505 -4/SC, individual taxpayer’s ID 059.245.619 -68, resident and domiciled at Rua Professor Loureiro Fernandes, 661, in the city of Curitiba, State of Paraná; Mr. Pedro Carvalho de Melo, Brazilian citizen, married, economist, identity card (RG) 165673808 IFP/RJ, individual taxpayer’s ID 025.056.817 -91, resident and domiciled at Alameda do Porto, 153, Alphaconde-2/Alphaville, in the city of Barueri, State of São Paulo; Mr. Alexandre Magalhães da Silveira, Brazilian citizen, consensually separated, engineer, identity card (RG) 560.799 SSP/PE, individual taxpayer’s ID 024.715.747 -34, with business address at Av. Presidente Wilson, 231 – 28° andar – Centro, in the city of Rio de Janeiro, State of Rio de Janeiro.

ITEM 6 – approval of the global annual amount of the management and fiscal council members, determined at five million and five hundred thousand reais (R$5,500,000.00) for the year 2007.

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ITEM 7 – matter excluded from the agenda in view of further analysis to be carried out regarding the bidding process, and the Company shall convene an Extraordinary General Meeting to address the topic.

7. ASSINATURAS: JOZÉLIA NOGUEIRA BROLIANI – State of Paraná Representative and Chairman of the Meeting; RUBENS GHILARDI – Executive Secretary of the Board of Directors and CEO; FERNANDO DE SOUZA LEITE – Deloitte Touche Tohmatsu; JOÃO BONIFÁCIO CABRAL JÚNIOR – Chairman of the Board of Directors; ANTONIO RYCHETA ARTEN – Chairman of Fiscal Council; ROSANA P. DA FONSECA - BNDES PARTICIPAÇÕES S.A.; DEIVIS MARCON ANTUNES - CAIXA DE PREVID DOS FUNC. DO BANCO DO BRASIL; FUNDAÇÃO PETROBRAS DE SEG. SOCIAL-PETROS; FUNDAÇÃO BANCO CENTRAL DE PREV. PRIVADA –CENTRUS; FUNDAÇÃO DOS ECONOMIÁRIOS FEDERAIS - FUNCEF; ANA CLÁUDIA FEIO GOMES - COLLEGE RETIREMENT EQUITIES FUND; VANGUARD INVESTMENT SERIES PLC; NORGES BANK; CMB A TR OF T RET PR P F T EMP O UM CARBIDE CO; THE MASTER T B OF JAPAN LTD RE MTBC400035147; MELLON GLOBAL FUNDS PLC; VANGUARD EMERGING MARKETS STOCK INDEX FUND; PANAGORA GROUP TRUST; STATE OF WISCONSIN INVT BOARD MASTER TRUST CIBC EMERGING ECONOMIES FUND; RAYTHTHEON COMPANY MASTER TRUST; COMMONWEALTH OF PENNSYLV.PUB.SCHOOL EMP RET S; PENSION PLANOF HERCULES INCORPORATED; IMPERIAL EMERGING ECONOMIES POOL; CENTRAL STATES SOUTHEAST SOUTHWEST A PE FD; THE TBC PRIVATE TRUST; GLOBAL INVESTMENT FUND; MELLON GLOBAL FUNDS, PLC; DUQUESNE LIGHT COMPANY MASTER TRUST; THE BOARD OF A C E R S LOS ANGELES, CALIFORNIA; FLORIDA RETIREMENT SYSTEM TRUST FUND; CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND; ISHARES MSCI BRAZIL (FREE) INDEX FUND; VANGUARD EMERGING MARKETS STOCK INDEX FUND; THE TEXAS EDUCATION AGENCY; SCHRODER INTERNATIONAL DIVERSIFIED VALUE FUND; MARCELO SABBAGH BAHIA - LUXOR FUNDO DE INVESTIMENTO FINANCEIRO; OPP I FIA ; OPPORTUNITY RENDA VARIAVEL FIA; OPPORTUNITY CARTEIRA ATIVA FIA; OPPORTUNITY SELEÇÃO DE ATIVOS FIA;OPPORTUNITY 3 FS FIA; OPPORTUNITY BOLSA ESTRATEGICA FIA; OPPORTUNITY SELEZIONE FIA; OPPORTUNITY LOGICA II FIA; OPPORTUNITY MIDI 90 FUNDO DE INVESTIMENTO MULTIM; OPPORTUNITY LOGICA II INSTITUCIONAL FIA; MARCELO SABBAGH BAHIA; OPPORTUNITY RENDA VARIAVEL FIA; CODSAL S.A.; OPPORTUNITY MIDI FIF; ALEXANDRE LUIZ OLIVEIRA DE TOLEDO - FI MULTIMERCADO FATOR ARBITRAGEM; POLO NORTE FI MULTIMERCADO; FUNDO DE INVEST EM AÇÕES PLURAL JAGUAR; POLO NORTE FI MULTIMERCADO; POLO FIA; VINSON FUND LLC; ALYSSON CESAR DOS SANTOS - GWI CLASSIC FUNDO DE INVESTIMENTOS; GWI CONSULTORIA, PARTICIPAÇÕES E SERVIÇOS LTDA.; GWI FUNDO DE INVESTIMENTO EM AÇÕES – GWI FIA; FUNDO DE INVESTIMENTO EM AÇÕES GWI PRIVATE; HEDGING-GRIFFO TPO FDO DE INVEST FINANCEIRO; HEDGING-GRIFFO VERDE FDO DE INVEST FINANCEIRO; HEDGING-GRIFFO CARTEIRA ADMINISTRADA REAL FIF; HG MASTER FIA; HG CAMINO FIA; HG TURBUS FIM; HEDGING-GRIFFO STAR FUNDO DE INVEST FINANCEIRO; HEDGING-GRIFFO VERDE 14 FIF; HG BETA 14 FIA; HG RAPHAEL FIA; HG PILAR FIF; HG AGAR FIF; HG PRIVATE FIF; HG TOP 30 FIF; HG CEREJEIRA FIF; HEDGING-GRIFFO VERDE MATER FIM; GREEN HG FUND LLC; HG GLOBAL MACRO MASTER FUND LP; HEDGING-GRIFFO TOP FIF; HG AQUILA FI MULTIMERCADO LONGO PRAZO; STRETEGY HG LONG SHORT FUND, LLC; HG STRATEGY L S MIX MASTER FIM; CREDI SUISSE BRASIL S/A CTVM - MARLOS GAIO – Secretary; MARCIA REGINA DE NORONHA MACHADO - The Bank Of New York Adr Department.

The full wording of the Minutes to the 52nd Annual general Meeting was drawn up on pages 162 through 170 in the appropriate book no. 9, maintained by Companhia Paranaense de Energia – COPEL, registered with the Board of Trade of the State of Paraná under the no. 00/010561-9, on March 23, 2000.

MARLOS GAIO
Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 02, 2007

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.